UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached as Exhibit 99.1 to this Report on Form 6-K Form is the press release that Atlantica made on November 1, 2017 to announce a strategic partnership with Algonquin.

This Report on Form 6-K is being filed to include the following exhibit:

Exhibit Number	Exhibit
99.1	Press Release Announcement on Strategic Partnership with Algonquin

Exhibit 99.1

Atlantica Yield Announces a Strategic Partnership with Algonquin to Drive Accretive Growth

•	Algonquin Power & Utilities Corp. has reached an agreement to purchase[1] a 25% interest in Atlantica Yield from Abengoa at a price of $24.25 per share, $2,430 million implied total equity value

•	Proposed ROFO agreement[2] with AAGES, a joint vehicle to be created by Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets

•	Agreement[2] to periodically discuss the purchase of assets from Algonquin

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Proposed opportunity[2] for Algonquin to provide, through the subscription of ordinary shares of Atlantica, incremental equity of $100 million for the acquisition of new assets by Atlantica and certain preferred rights for further capital increases up to 41.5%

November 1, 2017 – Atlantica Yield plc (NASDAQ: ABY) (“Atlantica”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced today a strategic partnership with Algonquin Power & Utilities Corp. (TSX and NYSE: AQN)  (“Algonquin”) to drive accretive growth.

Algonquin, a North American diversified generation, transmission and distribution utility, announced today that it has reached an agreement with Abengoa, S.A. (“Abengoa”) to acquire a 25% stake in Atlantica from Abengoa at a price of $24.25 per share, which implies a total equity value of Atlantica Yield of $2,430 million. After the closing of this transaction, Algonquin will be Atlantica’s largest shareholder. Abengoa has communicated that it intends to sell its remaining 16.5% stake over the upcoming months in a private transaction, subject to approval by the United States Department of Energy.  Algonquin has an option to purchase this remaining stake until March 2018.

1 The transaction announced is subject to conditions precedent. You should take into account the information shared by Abengoa (www.abengoa.com) and Algonquin (www.algonquinpower.com) including the details and conditions of the agreement. Atlantica cannot make any representation regarding an agreement reached by two third parties.
2 The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.

In addition, Algonquin and Abengoa announced today they have signed an agreement to create a joint venture to be called AAGES to invest in the development and construction of contracted clean energy and water infrastructure contracted assets.

In the context of these agreements, Atlantica has signed a non-binding term-sheet with Algonquin and Abengoa aimed at enhancing Atlantica’s growth opportunities, which will serve as the basis of a shareholders’ agreement to be executed on or before the closing of the purchase of the 25% interest by Algonquin and reflecting the following initiatives:

•	Proposed Right of First Offer (“ROFO”) Agreement with AAGES

•	Agreement to periodically discuss the sale of North American assets to Atlantica

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Proposed opportunity for Algonquin to provide, through the subscription of ordinary shares of Atlantica, incremental equity of $100 million for the acquisition of new assets by Atlantica. Algonquin has been granted  certain preferred rights to provide a portion of further equity issuances with the possibility of increasing Algonquin’s ownership in Atlantica up to 41.5%

•	Proposed right of Algonquin to appoint a number of directors corresponding to their percentage ownership, with a maximum of less than one half of the total

•	Maintain 80% target dividend payout ratio for Atlantica

Effective consents and waivers required for the sale of the 25% stake are expected to be in place before the closing of the transaction.

“We are very pleased to share with you today our partnership with Algonquin”, said Santiago Seage, CEO of Atlantica Yield. “We believe that this transaction will open a new chapter for Atlantica Yield. Having a new industrial, North American shareholder, partner and sponsor like Algonquin is ideal for Atlantica at this stage.  Additionally, the ROFO agreement we announce today should drive our growth going forward.”

Improved Growth Prospects

The ROFO agreement to be signed with AAGES, the new platform for the development and construction of contracted clean energy and water infrastructure assets, represents an excellent growth opportunity for Atlantica. This new ROFO strengthens visibility on our near-term growth. Between 2018 and 2019, we expect to be offered contracted assets representing between $600 and $800 million3 in equity value via either the new ROFO with AAGES or the current ROFOs with Abengoa and others. From 2020 onwards, we expect AAGES to offer Atlantica assets representing approximately $200 million3 per year in equity value, providing a line of sight to long-term growth.

In addition, Algonquin has agreed to periodically discuss the potential sale of North American assets, which continues to be a core geography for Atlantica.

Furthermore, with its commitment to lead future equity issuances, it is anticipated that Algonquin will anchor the financing of future acquisitions.

We expect to complement these sources of growth with other partnerships and acquisitions from third parties.

With these agreements, we believe Atlantica Yield is today in a much better position to achieve its strategic objectives. We plan to give an update on the ROFO agreement and the other initiatives once they are closed.

Growth pipeline

2018 and 2019

Asset	Sector	Capacity	Geography	Potential Stake
A3T	Cogeneration	230 MW	Mexico	100%
SAW	Water transp.	135 miles	U.S.	20%
Atacama	Solar	210 MW	Chile	100%
Xina/Khi	Solar	150 MW	South Africa	40-51%
Other

3 These are estimated amounts of the assets that we believe could be offered to us in the future.  The assets actually offered, or their equity value could differ from our expectation.

2020 onwards

AAGES Proposed ROFO

Conference Call

Atlantica’s CEO, Santiago Seage will hold a conference call today, November 1, at 5:30 pm EST.

In order to access the conference call participants should dial: +1 646 722 4907 (US)/+44 (0) 203 043 2440 (UK).  The participants’ PIN code is 27437663#. A live webcast of the conference call will be available on Atlantica’s website.  Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Forward-Looking Statements

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The sale by Abengoa announced is subject to conditions precedent. You should take into account the information shared by Abengoa (www.abengoa.com) and Algonquin (www.algonquinpower.com) including the details and conditions of the agreement. Atlantica cannot make any representation regarding an agreement reached by two third parties. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.

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This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

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Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global capital markets and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy; political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused by Abengoa; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to market electricity impacting revenue from our renewable energy and conventional power facilities, changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, especially as related to newly constructed assets; failure to receive dividends from all project and investments; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; unplanned power outages due to maintenance, expansion and refurbishment of electric generation facilities, deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the financial support agreement; failure of Abengoa to complete the restructuring process; uncertainty regarding the fair value of the non-contingent credit recognized in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; our ability to consummate future acquisitions from Abengoa; changes in our tax position and greater than expected tax liability; conflicts of interest may impact our minority shareholders resulting from our ownership structure; impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; potential negative effects of a potential sale by Abengoa of its stake in the Company or of a potential change of control of the Company or of a potential delay or failure of a sale process and technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

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Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

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Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise and forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors.

About Atlantica Yield

Atlantica Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: November 1, 2017